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April 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Johnny Gharib

Re:	Ritter Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-202924) filed March 23, 2015 CIK No. 0001460702

Dear Mr. Gharib:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 6, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (as amended, the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Prospectus Summary

1.	Please revise the discussion in your prospectus summary to limit detailed technical discussion of the end points and results of your clinical trials for RP-G28 to the Business section of your prospectus. A general description of the key findings of the Phase 2 studies for RP-G28 is appropriate for a prospectus summary. In this regard, you should also

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Securities and Exchange Commission

April 24, 2015

remove the image of the principal component analysis reflected in Figure 1 to the Business Section where it can be explained in proper context.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the prospectus summary to limit the detailed technical discussion of the end points and results of its clinical trials for RP-G28. The Company has also moved the image of the principal component analysis reflected in Figure 1 from the Summary Section to the Business Section where it can be explained in proper context.

Our Leading product Candidate – RP-G28, page 1

2.	We note your revised disclosure in response to our prior comment 6. At your first reference to “p-values” please explain what such measures indicate about the statistical significance of the results obtained in clinical trials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at the first reference to “p-values” on page 1 of the Amended Registration Statement, it has included an explanation of what “p-value” measures indicate about the statistical significance of the results obtained in clinical trials.

Business

Clinical Supply and Cooperation Agreement with Ricerche Sperimentali…, page 82

3.	We note your revised disclosure in response to our prior comment 16. Please expand your disclosure to quantify the aggregate milestones you paid to RSM for its assistance in seeking the necessary regulatory approvals for RP-G28, including a payment upon the effective date of the Supply Agreement; and upon completions to your satisfaction of the drug master file submission to the FDA related to RP-G28. Also, please quantify the amount of aggregate milestones you are obligated to pay to RSM in the event you receive approval from the FDA to market RP-G28 or another product using Improved GOS.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the information requested by the Staff in this Comment 3 on pages 82-83 of the Amended Registration Statement.

4.	Please revise to disclose the amount of the monthly fee payable to RSM following a Financing Receipt and how long you estimate paying this fee. Also, disclose, on separate basis by payment, the amounts payable to RSM to exercise the First and Second Option Payments. Further disclose what effect, if any, exercise of the First and/or Second Option Payments has on the monthly fee payable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the information requested by the Staff in this Comment 4 on pages 82-83 of the Amended Registration Statement.

Securities and Exchange Commission

April 24, 2015

5.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 53 of Registration Statement on Form S-1 Confidentially Submitted on January 29, 2015

We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. [Comment 14 to Staff’s Comment Letter dated February 25, 2015]

The Company made the following stock option grants on December 2, 2014 to its executive management team (all common share and per share amounts are presented without regard to the Company’s proposed reverse stock split to be effected prior to its effective registration statement). No other options were granted in 2014 or subsequently.

		Exercise
	Number of Common	Price	Estimated	Intrinsic
Grant	Shares Underlying	per Common	Fair Value of	Value
Date	Options Granted	Share	Options	of Options
2-Dec-14	7,625,955	$0.82	$0.39 - $0.51	$0.00
2-Dec-14	2,002,622	$1.30	$0.37 - $0.40	$0.00
2-Dec-14	2,002,620	$1.85	$0.33 - $0.37	$0.00

Stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures, in accordance with ASC 718.

In December 2014, the Company issued an aggregate of 2,369,228 shares of Series C convertible preferred stock, and warrants to purchase an aggregate of 2,369,228 shares of common stock, for an aggregate cash purchase price of $3,081,893 (the “Series C Financing”), which closed in several tranches from December 4 through December 19, 2014. The total gross proceeds of the Series C Financing were allocated to the separable financial instruments, resulting in a value for the Series C preferred stock of $1.30 and a value for the common stock warrants of $0.20.

Additionally, the Company obtained a stock valuation report (the “Valuation Report”) prepared by an independent valuation specialist with an effective date of October 31, 2014. The Valuation Report contemplated the Series C Financing.

Securities and Exchange Commission

April 24, 2015

Valuation Report

The AICPA guidelines allow for three methods of allocating enterprise value to differing security holders in the capitalization schedule: the Current Value Method (“CVM”), the Probability Weighted Expected Return Method (“PWERM”), and the Option Pricing Method (“OPM”). Management utilized the services of an independent valuation specialist in estimating the fair market value of the Company’s common stock. Each of the three allocation methods was considered by management and the valuation specialist in estimating the fair market value of the Company’s common stock. The Probability Weighted Expected Return Method was considered appropriate given management's relatively clear visibility of likely exit scenarios.

Probability Weighted Expected Return Method

The valuation specialist estimated the fair value of the common equity of the Company using the PWERM given the Company’s distinct likely exit scenarios. Under this method, an analysis of future values of a company is performed for several likely liquidity scenarios. Those scenarios may include a strategic sale or merger, an initial public offering, the dissolution of the company in which the preferred shares receive all of the proceeds and the common stock is worthless, as well as the company's private enterprise value assuming the absence of a liquidity event.

The value of the common stock is determined for each scenario at the time of each future liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each scenario are then weighted based on the probability of each scenario occurring to determine the value for the common stock. This method is generally considered appropriate to use when there are several distinct liquidity scenarios to be considered.

In estimating the likely liquidity scenarios for the Company’s shareholders, the valuation specialist consulted with management to determine the potential liquidity scenarios and the probability of each. Based on these interviews, two likely exit scenarios for the Company were identified:

•	An initial public offering, estimated to occur in May of 2015 (the “IPO scenario”); and
•	A scenario, which represents all other likely outcomes for the Company.

Initial Public Offering Scenario

To determine the exit value for the IPO scenario, the Company’s equity value was estimated based on the Series C post-money valuation calculation, which is being used as a benchmark by investment bankers discussing a possible initial public offering (“IPO”) for the Company. In this calculation, the valuation specialist applied a step-up factor to arrive at the estimated midpoint pre-money valuation for the Company’s IPO, which it estimated at that time to be $70 million. The valuation specialist calculated the allocation of the estimated equity value of $70 million to be allocated among preferred and common shareholders. According to the terms of the preferred shares stock purchase agreements, the preferred shares would be converted to common shares just prior to an IPO.

Securities and Exchange Commission

April 24, 2015

Other Scenarios

Management included a scenario assumed to encompass, as of the time of the Valuation Report, all other likely scenarios for the Company other than the IPO. The value for this scenario for the equity was estimated using the backsolve method, which is based upon the price at which Series C and the corresponding common warrant are valued in the most recent round of financing.

Probability Weighting

Given the Company’s stage of development, management used the following probabilities of the Company’s potential liquidity events:

•	Initial Public Offering: 45%
•	Other Scenarios: 55%

Recent Securities Transactions

Per AICPA valuation guidelines, recent securities transactions should be considered as a relevant input for computing a company’s valuation. When the Company completed the Series C Financing there was an implied valuation of the Company upon which the securities were priced. To calculate the total equity value implied from the Series C Financing, the valuation specialist used the Backsolve method, which utilizes the Option Pricing Method framework to calculate an implied value based on the Series C Financing.1 Debt was then added to the resulting value to calculate the Market Value of Invested Capital (“MVIC”). For each $1.30 invested, Series C investors received a Series C preferred share and a warrant to purchase common shares for $1.30 per share, the valuation therefore backsolved to a value that the implied a $1.30/share value on the basket of securities (one Series C share and one $1.30 common warrant).

Using this approach, the Company’s MVIC, on a marketable basis, was estimated at $25.2 million. The corresponding equity value is of $24.6 million.

Discount Rate Calculation

The discount rate was developed using benchmark required rates of return for venture-backed companies, as outlined by the AICPA Practice Aid. The tier used was that of a company in preparation of an IPO, resulting in an estimated cost of equity for the Company of 30.0%.

Weighted Average Value

After considering all valuation methods under each approach, the relevant valuation inputs were discounted to the valuation date and weighted appropriately to arrive at a weighted average equity value as follows:

1 Management believes that the Backsolve method is superior to a simple pre- or post-money calculation because it takes into account the economic rights of the recently issued security in relation to the rights of other equity holders.

Securities and Exchange Commission

April 24, 2015

	Equity	Present		Weighted
Scenarios	Value	Value	Probability	Average
IPO	$70,000,000	$61,394,061	45%	$27,627,328
Other (Series C Backsolve)	$24,614,495	$24,614,495	55%	$13,537,972
			Total PWERB Equity Value	$41,165,300
			Weighted Avg. Equity Value	$40,560,300

The allocation of the weighted average equity value to the Company’s common shares results in a marketable value $1.048/share. After application of a 21.4%2 discount for lack of marketability (“DLOM”), the calculated value of the Company’s common stock on a pre-split non-marketable basis as of October 31, 2014 was $0.82 per share.

Estimated Offering Price in the IPO

The Company’s investment bankers have estimated a pre-split mid-point IPO price of $1.54 per share. This estimate is based on an estimated mid-point pre-money valuation for the Company’s IPO of $66 million. As described above, the Company’s common stock valuation estimate was based on estimated liquidity scenarios for the Company’s shareholders, with two likely exit scenarios for the Company identified as:

•	An IPO, estimated to occur in 5/2015 (45% chance of occurance); and
•	A scenario, which represents all other likely outcomes for the Company (55% chance of occurance).

The Company’s valuation estimate in the IPO scenario was based on a mid-point pre-money valuation of $70 million, so this factor in and of itself did not create a difference between the Company’s estimated common stock valuation, used for stock-based compensation, and the estimated mid-point offering price in the IPO.

The difference between the Company’s estimated common stock valuation of $0.82 per share and the estimated a pre-split mid-point IPO price of $1.54 per share can be attributed primarily to the Company’s probability weighting of 55% to the other liquidity scenario representing all scenarios other than an IPO. That is, the key driver in Company’s estimated common stock valuation, compared to the estimated IPO mid-point price, is management’s estimate of a 45% probability of an IPO liquidity event occurring.

2 The DLOM was calculated by use of the Average Strike Put Option (or Finnerty) model. Inputs to the method included the estimated length of the time period until liquidity is achieved and the Company’s estimated volatility. Guidance from the SEC and the AICPA suggests that a more quantitative approach should be used to estimate an appropriate DLOM.

Securities and Exchange Commission

April 24, 2015

As described above, the per-share exercise prices of the stock options granted to management on December 2, 2014 were supported by a contemporaneous independent valuation of the underlying common stock. Accordingly, management and the Company’s board of directors believe that the resulting value of $0.82 per share pre-split represents a bona fide estimate of the fair value of the common stock as of the grant date. However, in light of the need to support the assumptions underlying the valuation, management and the Company’s board of director’s considered the following factors in estimating a probability of 45% in December 2014 for the IPO scenario:

Company Specific Factors

•	The Company is substantially dependent on the success of one current product candidate, RP-G28, which is currently under development. The entire business currently depends on the successful development and commercialization of RP-G28. The Company has continued to progress its clinical program for RP-G28, for the treatment of lactose intolerance; however, any set-back in the development of RP-G28 from December 2, 2014 until an effective registration statement and public sale of it common stock will have a negative impact on the Company’s ability to complete an IPO.
•	The Company may require substantial additional funding prior to an IPO (in addition to its Series C Financing closed in December 2014), if costs to further develop RP-G28 and/or to fund its operations are greater than anticipated for the period from December 2, 2014 to completion of an IPO. Any subsequent funding may not be on favorable terms to the Company, could significantly dilute existing shareholders, and/or further complicate our capital structure. These factors may reduce or eliminate the desirability for the Company’s shares in an IPO.
•	The Company’s intellectual property rights may be challenged subsequent to December 2, 2014 but prior to completion of an IPO. If the Company is unable to maintain valid and enforceable intellectual property rights, or if its rights are deemed inadequate, it may not be able to complete an IPO. Additionally, others may infringe on our intellectual property rights prior to completing an IPO, requiring the Company to expend significant financial resources and time to protect those rights, and possibly delaying an IPO and/or deferring resources away from completing an IPO.
•	The industry in which the Company operates is highly competitive and at times rapidly changing. The Company faces competition from larger, better-capitalized companies that could directly compete with the Company’s sole product, RP-G28. These competitors may have superior product offerings that become known prior to the Company completing an IPO, reducing or eliminating the market’s desire to purchase the Company’s common stock in an IPO.
•	The Company may not be able to attract or retain key personnel and consultants prior to an IPO that may either delay an IPO or affect its ability to complete an IPO.

Securities and Exchange Commission

April 24, 2015

Market Factors

•	The Company’s ability to complete an IPO is subject, in part, to worldwide economic conditions, including but not necessarily limited to the following macroeconomic factors:
o	Consumer spending
o	Availability of safe, liquid investments that provide reasonable returns
o	Access to financing in credit and capital markets at reasonable rates
o	Government spending and sovereign debt levels in the U.S. and internationally
o	Fluctuations in exchange rates relative to the U.S. dollar
o	Health and stability of major financial institutions

If global economic and financial market conditions deteriorate prior to the Company completing an IPO, the Company’s ability to successfully complete an IPO may be adversely impacted.

•	The market environment for the equity shares of small-cap biotechnology companies may deteriorate prior to the Company completing an IPO.

Based on the above factors, the Company believes that its 45% probability of an IPO factor was fair and reasonable as of December 2014.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc. Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.